EXHIBIT 12

Alcoa and subsidiaries

Computation of Ratio of Earnings to Fixed Charges

For the nine months ended September 30, 2006

(in millions, except ratio)

Nine months ended September 30,	2006
Earnings:
Income from continuing operations before taxes on income	$3,077
Minority interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity income	(61)
Fixed charges	332
Distributed income of less than 50%-owned persons	27
Amortization of capitalized interest	16

Total earnings	$3,391

Fixed Charges:

Interest expense:
Consolidated	$291
Proportionate share of 50%-owned persons	4

$295

Amount representative of the interest factor in rents:
Consolidated	$36
Proportionate share of 50%-owned persons	1

$37

Fixed charges added to earnings	$332

Interest capitalized:
Consolidated	$89
Proportionate share of 50%-owned persons	1

$90

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$422

Ratio of earnings to fixed charges	8.0

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